

April 23, 2014

Via E-mail
Mark J. Ahn, Ph.D.
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Ave., Suite 270
Portland, Oregon 97239

> **Re: Galena Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 14, 2014**
> **File No. 333-195260**

Dear Dr. Ahn:

We have limited our review of your registration statement to the issue we have addressed in our comment. Please respond to this letter by providing the requested information. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. Please be advised that we cannot accelerate the effective date of your registration statement until resolution of your pending confidential treatment request and the filing of the information required by Part III of your Form 10-K filed on March 17, 2014. In regard to the Part III information, we note that your Form 10-K indicates that you plan to incorporate this information by reference from your definitive proxy statement which has not been filed yet.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
     Dale E. Short, Esq.
     TroyGould PC